Confidential Treatment Requested by Bank of the Carolinas Corporation Pursuant to 17 C.F.R. § 200.83

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

October 30, 2014

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Bank of the Carolinas Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2014
File No. 333-198184

Dear Mr. Clampitt:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 27, 2014, regarding the above-referenced filing of Bank of the Carolinas Corporation, Mocksville, North Carolina (the “Company”). In response to the Staff’s comments, the Company has also filed an amendment to its Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we are also providing you via overnight delivery two copies of the Registration Statement, marked to show changes from the Company’s filing of Amendment No. 1 to the Registration Statement with the Commission on October 10, 2014.

This letter sets forth each comment contained in your letter dated October 27, 2014 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

The Company respectfully requests confidential treatment for certain omitted sections of this letter indicated by bracketed asterisks (“[***]”) below pursuant to 17 C.F.R. § 200.83 (“Rule 83”) promulgated by the Commission. Pursuant to Rule 83, the Company’s omitted responses will be provided to the Commission under separate cover in hard copy. We request that these omitted sections be maintained in confidence, not be made part of any public record and not be disclosed to any person, because of the commercially sensitive nature of the omitted information. In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this

U.S. Securities and Exchange Commission

October 30, 2014

request for confidential treatment under Rule 83. Please address any notification of a request for access to such information to Stephen R. Talbert, Bank of the Carolinas Corporation, 135 Boxwood Village Drive, Mocksville, North Carolina 27028.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment requests pursuant to Rule 83.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your recently filed preliminary proxy and certain items to be voted upon, please revise the “Summary” to briefly discuss the reverse stock split and the Tax Benefits Preservation Plan.

The Company has revised the Prospectus Summary to include a discussion of the reverse stock split and the Tax Benefits Preservation Plan.

2.	Please refer to the response to comments 18 and 19, which appears to focus on the comparison of the reported loss in 2013 post-restatement to losses reported in earlier periods instead of the magnitude of the potential misstatement resulting from the control deficiency. An indicator that a deficiency in internal controls over financial reporting (ICFR) exists includes restatement of previously issued financial statements to reflect the correction of a material misstatement as described on page 37 of the SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” (the Release). Please address the following related to your restatement:

•	Describe in greater detail the processes and/or controls that were involved in identifying the error and the control deficiencies due to the error.

•	Tell us how you evaluated the severity of each control deficiency identified and specifically how your analysis considered the magnitude of the potential misstatement resulting from the deficiency. Refer to the Release beginning on page 34.

•	Tell us whether you evaluated if there were any deficiencies in the components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework (e.g. monitoring or control environment) as a result of the error and, if so, how you evaluated the severity of those deficiencies.

U.S. Securities and Exchange Commission

October 30, 2014

•	Tell us if you made changes or improvements in your ICFR due to the error disclosed.

[***]

U.S. Securities and Exchange Commission

October 30, 2014

* * * * *

The Company respectfully submits that the foregoing discussions and the related revised disclosure in the Registration Statement are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Respectfully yours,

/s/ Stephen R. Talbert

Stephen R. Talbert

President and Chief Executive Officer

cc:         Wyrick Robbins Yates & Ponton LLP